   Exhibit 12.1

Earnings to Fixed Charges
	Two Quarterly	Two Quarterly
	Periods Ended	Periods Ended				2/17/06-	10/1/05-		2009
	4/3/2010	3/28/2009	2009	2008	2007	09/30/06	2/16/06	2005	Pro Forma
Earnings:
Income (loss) before taxes	-43.5	-49.7	-28.3	-150.3	-207.5	-51.1	19.3	47.8	-258.2
Interest	142.4	138.5	244.5	261.7	237.6	46.5	7.6	16.7	354.9
Interest portion of rental expense	10.1	9.7	18.8	19.4	14.7	2.2	0.9	3.4	20.3
	109.0	98.5	235.0	130.8	44.8	-2.4	27.8	67.9	117.0

Fixed Charges:
Interest	142.4	138.5	244.5	261.7	237.6	46.5	7.6	16.7	354.9
Interest capitalized	-0.5	-0.4	-2.4	-2.3	-1.5	-0.6	0.0	0.0	-2.4
Interest portion of rental expense	10.1	9.7	18.8	19.4	14.7	2.2	0.9	3.4	20.3
	152.0	147.8	260.9	278.8	250.8	48.1	8.5	20.1	372.8

Ratio	0.7	0.7	0.9	0.5	0.2	0.0	3.3	3.4	0.3

Shortfall (overage)	43.0	49.3	25.9	148.0	206.0	50.5	-19.3	-47.8	255.8